SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Exhibit No.              Description

No.1                     Holding(s) in Company released on 17 January 2005

No.2                     Holding(s) in Company released on 28 January 2005

No 1
                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW LETTER

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     13 JANUARY 05

11)  Date company informed

     17 JANUARY 05

12)  Total holding following this notification

      83,464,712

13)  Total percentage holding of issued class following this notification

      13.37%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ...17 JANUARY 2005.......

Revised Amendment #15

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held:   Rank Group Plc

2. Notifiable Interest:   Ordinary Shares

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment management for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.     The notifiable interests also comprise the notifiable interest of:

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

           A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: Rank Group Plc                                  Amendment # 15

                   SHARES HELD   MANAGEMENT     NOMINEE/REGISTERED
                                  COMPANY            NAME
                       16,000   FIA(K)L    STATE STREET HONG KONG Total
                    2,907,809   FII        BANK OF NEW YORK EUROPE LDN Total
                    1,846,156   FII        JP MORGAN, BOURNEMOUTH Total
                       99,000   FIL        MASTER TRUST BANK OF JAPAN Total
                       91,200   FIL        BANK OF NEW YORK BRUSSELS Total
                      535,229   FIL        BROWN BROS HARRIMN LTD LUX Total
                      883,892   FIL        JP MORGAN, BOURNEMOUTH Total
                      410,400   FIL        NATIONAL ASTL BK MELBOURNE Total
                      176,600   FIL        NORTHERN TRUST LONDON Total
                      158,740   FIL        STATE STR BK AND TR CO LNDN (S Total
                   35,900,493  FISL        JP MORGAN, BOURNEMOUTH Total
                      988,558  FMRCO       BROWN BROTHERS HARRIMAN AND CO Total
                   11,926,285  FMRCO       JPMORGAN CHASE BANK Total
                    2,796,306  FMRCO       MELLON BANK N.A. Total
                      139,900  FMRCO       NORTHERN TRUST LONDON Total
                    4,401,925  FMRCO       STATE STREET BANK AND TR CO Total
                      144,400  FMTC        BANK OF NEW YORK Total
                      622,004  FMTC        BROWN BROTHERS HARRIMAN AND CO Total
                      239,800  FMTC        JPMORGAN CHASE BANK Total
                      291,600  FMTC        NORTHERN TRUST CO Total
                    1,459,014  FMTC        STATE STREET BANK AND TR CO Total
                    3,893,500   FPM        BANK OF NEW YORK BRUSSELS Total
                      556,200   FPM        BANKERS TRUST LONDON Total
                       14,600   FPM        CHASE MANHATTAN LONDON Total
                      101,500   FPM        CHASE MANHTTN BK AG FRNKFRT (S Total
                      515,900   FPM        CITIBANK LONDON Total
                      189,200   FPM        CLYDESDALE BANK PLC Total
                       11,700   FPM        DEXIA PRIVATBANK Total
                      533,500   FPM        HSBC BANK PLC Total
                    2,596,830   FPM        JP MORGAN, BOURNEMOUTH Total
                    1,528,027   FPM        MELLON BANK Total
                      279,300   FPM        MIDLAND SECURITIES SERVICES Total
                       31,800   FPM        NORDEA BANK AB Total
                    5,623,683   FPM        NORTHERN TRUST LONDON Total
                    1,553,661   FPM        STATE STR BK AND TR CO LNDN (S Total
                   83,464,712              Grand Total Ordinary Shares


CURRENT OWNERSHIP PERCENTAGE:  13.37%

SHARES IN ISSUE:       624,055,505

CHANGE IN HOLDINGS SINCE
 LAST FILING:           (6,699,288) ORDINARY SHARES

No.2
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PRUDENTIAL PLC


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.

     -


6)   Percentage of issued Class

     -


7)   Number of shares/amount of stock disposed

     -


8)   Percentage of issued Class

     -


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     21 JANUARY 2005


11)  Date company informed

     28 JANUARY 2005


12)  Total holding following this notification

     23,071,665


13)  Total percentage holding of issued class following this notification

     3.69%


14)  Any additional information

     -


15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7535 8133

16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL


     Date of Notification      28 JANUARY 2005



                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE PRUDENTIAL ASSURANCE COMPANY LIMITED


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.

     -


6)   Percentage of issued Class

     -


7)   Number of shares/amount of stock disposed

     -


8)   Percentage of issued Class

     -


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     21 JANUARY 2005


11)  Date company informed

     28 JANUARY 2005


12)  Total holding following this notification

     22,339,197


13)  Total percentage holding of issued class following this notification

     3.57%


14)  Any additional information

     -


15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7535 8133

16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL


     Date of Notification      28 JANUARY 2005


To Rank Group plc dated 24 January 2005


Companies Act 1985
Disclosures of Interest in Voting Shares - Changes in Registered Holders

In compliance with Part VI of the above Act, as amended, I inform you that following a change in Trustee and Custodian, the registration details for some funds currently managed by Prudential plc and Group Companies have changed from that previously notified to you. As a direct result, the names of the registered holders which comprise our notifiable interest in the voting shares in your company will now be as listed on the report below.

Please note that the following changes have taken effect :-
ALL ROY NOMINEE Registered Holdings

Have been changed to:-
PRUCLT HSBC NOM (UK) 'FUND' AC

'FUND' is the Prudential fund designation.

It must be stressed that it is not a change to our notifiable interest in the voting shares of your company that has generated this notification, but merely a change in registration details.


From  Richard Harding
      for and on behalf of Prudential plc

      Direct Line:     020 7548 3183
      Direct Fax:      020 7548 3268



             Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 21 January 2005


Percentage holdings are calculated using an issued share capital of 624,055,505 ORD GBP0.10 shares

                Registered Holder                    Holding       %
Prudential plc                                    23,071,665    3.69  Total
                                                                      Notifiable
                                                                      Interest
                MAGIM HSBC GIS NOM (UK) SALI         154,253
                PRUCLT HSBC GIS NOM (UK) PAC AC   19,477,705
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,690,770
                PRUCLT HSBC GIS NOM (UK) SAL AC       16,469
                PRUCLT HSBC GIS NOM (UK) EQBF AC      77,427
                PRUCLT HSBC GIS NOM (UK) MNBF AC     136,692
                PRUCLT HSBC GIS NOM (UK) PENE AC     518,349

The Prudential
 Assurance
 Company Limited                                  22,339,197    3.57

                MAGIM HSBC GIS NOM (UK) SALI         154,253
                PRUCLT HSBC GIS NOM (UK) PAC AC   19,477,705
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,690,770
                PRUCLT HSBC GIS NOM (UK) SAL AC       16,469




 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  31 January, 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary